Exhibit 99.1

PRESS RELEASE	Contact:	Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, Mexico
+52 55 1165 1025
+52 33 3770 6734

GRUPO SIMEC RECEIVES NONCOMPLIANCE NOTICE REGARDING LATE FORM 20-F FILING FROM THE NYSE

Guadalajara, Jalisco, May 22, 2019, Grupo Simec, S.A.B. de C.V. (the “Company”) announces that on May 17, 2019, as a result of its failure to timely file with the Securities and Exchange Commission (“SEC”) its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “Form 20-F”), it received a notice from the NYSE American LLC (the “NYSE” or the “Exchange”) stating that the Company is not in compliance with the NYSE’s continued listing requirements set forth in Sections 134 and 1101 of the American Company Guide and with its listing agreement with the Exchange. The letter from the NYSE also notes that, as a result, the Company is now subject to the procedures and requirements set forth in Section 1007 of the NYSE American Company Guide.

As previously disclosed by the Company in its Form 12b-25 filed with the SEC on April 30, 2019, the Company was unable to file its Form 20-F by its original deadline without unreasonable effort or expense.

The Company is still working to complete certain disclosure regarding related party transactions in the Form 20-F, and expects that it will file the Form 20-F by May 31, 2019. However, the timing of the filing is uncertain at this moment, and this projected filing date could change. The NYSE informed the Company that, under the Exchange rules, the Company will have six months from May 15, 2019, to file the Form 20-F with the SEC in order to cure the noncompliance.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico, Canada and Brazil. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the residential and non-residential construction market and other construction applications.

Legal Notice Regarding Forward-Looking Statements

This press release contains certain forward-looking statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this press release and include statements regarding our intentions, beliefs or current expectations concerning the Company’s performance, business and future events. Such forward looking statements are based on management’s expectations, beliefs and forecasts concerning future events impacting Grupo Simec. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause actual results to differ materially from the from the plans, objectives, expectations, estimates and intentions expressed or implied by such forward-looking statements. The forward-looking statements made in this press release speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.